ALPS Series Trust

1290 Broadway, Suite 1000

Denver, Colorado 80203

Melissa McDonough

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

March 2, 2022

Re:	ALPS Series Trust (the “Registrant”)

File Nos. 811-22747, 333-183945

Dear Ms. McDonough,

On behalf of the Registrant, and with respect to each of the funds listed on Exhibit A hereto (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided to Davis Graham & Stubbs LLP on January 31, 2022, regarding the Registrant’s filings on Form N-CSR for the reporting period ended September 30, 2021. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

Staff Comments:

1.	Staff Comment: With respect to the Clarkston Partners Fund, Clarkston Fund, Clarkston Founders Fund (collectively, the “Clarkston Funds”), Hillman Value Fund (the “Hillman Fund”), Seven Canyons Strategic Income Fund (now known as the Seven Canyons Global Strategic Fund), and Seven Canyons World Innovators Fund (such Seven Canyons funds collectively, the “Seven Canyons Funds”), the Staff notes that the Fund’s shareholder report includes disclosure of significant ownership in the Fund by a small number of shareholders. Please explain how large shareholder concentration risk is addressed in the relevant Fund’s prospectus.

Registrant’s Response: Registrant notes that as of the September 30, 2021 shareholder report, the Seven Canyons Strategic Income Fund did not have any shareholder or accounts that exceeded 25% of the Fund’s outstanding shares.

With respect to the remaining Funds, while the disclosure indicates that one or more shareholders or omnibus accounts (as applicable) represent more than 25% of the outstanding shares of each such Fund, this disclosure relates to shares of the Funds that are held in omnibus accounts on behalf of multiple underlying beneficial owners. Accordingly, disclosure regarding shareholder concentration risks is not included in the Funds’ prospectuses, however, Registrant will continue to monitor the extent of each Fund’s shareholder concentration and, if appropriate, will add related disclosure in the future.

U.S. Securities and Exchange Commission

Division of Investment Management

March 2, 2022

2.	Staff Comment: The Carret Kansas Tax-Exempt Bond Fund (the “Kansas Fund”) has a significant percentage of its net assets investing in the education sector as of September 30, 2021, however, the Kansas Fund’s most recent prospectus does not include sector risk as a principal risk of the Fund. If the Fund has consistent exposure to a particular sector, please explain why the Kansas Fund’s prospectus does not include more specific principal; risk disclosure relating to such sector.

Registrant’s Response: Registrant notes that there are separate categories included under the “Education” sector. Registrant will revisit these categories in connection with the next shareholder report. To the extent any single category or aggregate of categories reasonably necessitates additional sector risk disclosure in the Fund’s prospectus, Registrant will evaluate the inclusion of such risk disclosure in connection with the next annual update to the Fund’s registration statement on Form N-1A.

3.	Staff Comment: The DDJ Opportunistic High Yield Fund’s (the “DDJ Fund”) Average Annual Total Returns table includes the following footnote to each Class of the Fund’s 1-Year return data:

“Excludes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset value and total return for shareholder transactions reported to the market may differ from the net asset value for financial reporting purposes.”

The Staff notes that these GAAP adjustments appear to have impacted only two of the three Classes of the Fund. Please explain why GAAP adjustments had such a significant impact on the Fund’s average annual total returns, and why these adjustments only impacted two of the Fund’s three share Classes.

Registrant’s Response: The performance reported in the Average Annual Total Returns table is calculated from the net assets that are calculated on a daily basis. The one-year total return presented on the financial highlights is calculated based on the standard GAAP adjusted trade date plus one net assets. All three classes were impacted by the GAAP adjustments; the impact on the Institutional and II classes was larger as these classes have larger net assets.

4.	Staff Comment: The narrative disclosure in the “Hypothetical Example for Comparison Purposes” section of the Beacon Planned Return Strategy Fund (the “Beacon Planned Return Fund”), the Kansas Fund, the DDJ Fund, and the Seven Canyons Funds shareholder report do not include that the transactions costs incurred by a shareholder of the Fund includes “sales charges (loads) on purchase payments, reinvested dividends, or other distributions; redemption fees; and exchange fees;” as applicable, in accordance with Item 27(d)(1) of Form N-1A.

U.S. Securities and Exchange Commission

Division of Investment Management

March 2, 2022

Registrant’s Response: Registrant will incorporate the bolded and underlined language below going forward on the above referenced funds

“Please note that the expenses shown in the table are meant to highlight your ongoing Fund costs only and do not reflect any transactional costs such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line under each class in the table below is useful in comparing ongoing costs only and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.” (emphasis added).

5.	Staff Comment: The Hillman Value Fund’s Schedule of Investments includes limited partnerships (“LPs”) and real estate investment trusts (“REITS”) as separate categories, but the Fund’s Notes to Financial Statements does not address the valuation methodology with respect to LPs and REITs. Please explain in correspondence why valuation of LPs and REITs is not addressed in the Fund’s Notes to Financial Statements.

Registrant’s Response: Registrant will incorporate disclosure within the significant accounting policies note going forward to include LP and REIT valuation methodology.

6.	Staff Comment: The Staff notes that the Schedule of Investments for each of the Carret Fund, DDJ Fund, and Seven Canyons Funds includes certain instances where the class of shares of money market funds in which the Fund is invested is not described. Please disclose as part of the name of the money market fund the class of shares held and the type of issuer.

Registrant’s Response: Registrant will incorporate the class of the money market fund on the Schedule of Investments, when applicable, going forward.

7.	Staff Comment: With respect to the DDJ Fund, the Fund’s restricted securities disclosure includes amortized cost but not acquisition cost, and is missing the disclosure required by footnote 8(b) of Rule 12-12 of Regulation S-X. Please include all disclosures required by Rule 12-12 of Regulation S-X with respect to restricted securities.

Registrant’s Response: Registrant will update the restricted securities disclosure to note acquisition cost and incorporate the disclosure required by footnote 8(b) of Rule 12-12 of Regulation S-X going forward.

8.	Staff Comment: Also with respect to the DDJ Fund, according to the Fund’s Notes to Financial Statements, the DDJ Fund has certain commitments and contingencies, but the DDJ Fund’s balance sheet does not include disclosure by amount or a line item reference to the associated Note to the Financial Statements. Please explain why this information was omitted from the DDJ Fund’s balance sheet, subject to Rule 6-04.15 of Regulation S-X.

U.S. Securities and Exchange Commission

Division of Investment Management

March 2, 2022

Registrant’s Response: Such bridge loan facilities are unfunded commitments by the underlying company, or borrower, to the bridge loan agreement. Based on information provided by Polen Capital Credit, LLC (f/k/a DDJ Capital Management, LLC) (“Polen”), the investment adviser to the DDJ Fund it is more likely than not that the bridge loan facilities will never fund. The Notes to Financial Statements disclose Polen’s view and that such bridge loan facilities are not recorded on the balance sheet or Schedule of Investments due to the remote likelihood of funding.

9.	Staff Comment: Please explain why the DDJ Fund does not separately list in the Fund’s Schedule of Investments or Notes to the Financial Statements each of the Fund’s commitments by borrower. Please also confirm that unfunded commitments are fair valued.

Registrant’s Response: The Fund will include disclosure in the Schedule of Investments and Notes to Financial Statements, when applicable, speaking to unfunded commitments by borrower and disclose the value of any drawn/funded and undrawn/unfunded commitments. Unfunded commitments are measured at fair value.

10.	Staff Comment: The Staff notes that the DDJ Fund’s Statement of Assets and Liabilities includes a “due from custodian” line item in the amount of approximately $253,000, but does not include a corresponding footnote describing this amount. Please explain to what this amount refers.

Registrant’s Response: The nature of this line item was due to a delay in transferring funds between the Fund’s custody account and sub custodian account. Going forward, Registrant will incorporate disclosure describing the nature of this amount, if any, in a corresponding footnote.

* * * * *

If you have any questions or further comments, please contact Peter H. Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Patrick Rogers

Secretary of ALPS Series Trust

cc:	Patrick Rogers;

JoAnn Strasser

U.S. Securities and Exchange Commission

Division of Investment Management

March 2, 2022

EXHIBIT A

Beacon Accelerated Return Strategy Fund

Beacon Planned Return Strategy Fund

Carret Kansas Tax-Exempt Bond Fund

Clarkston Founders Fund

Clarkston Fund

Clarkston Partners Fund

DDJ Opportunistic High Yield Fund

Hillman Value Fund

Seven Canyons Strategic Global Fund (f/k/a Seven Canyons Strategic Income Fund)

Seven Canyons World Innovators Fund

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